Filed by MICT, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MICT, Inc.

Subject Company’s Commission File No.: 001-35850

Date: August 15, 2018

MICT Q2 2018 Earnings Call

Wednesday, August 15, 2018

9:00 a.m. ET

Dilek Mir:

Thank you. Good morning and thank you for calling in to review MICT, Inc.’s second quarter 2018 results. Management will provide an overview of the results followed by a question and answer session.

Importantly, there is a slide presentation which management will use during their overview. This presentation can be found on the Investor Relations section of the company website, under Events and Presentations. You may also access a pdf copy of the presentation by clicking the link in the company’s press release regarding these financial results issued this morning and then clicking a second link labeled “Q2 2018 Results.” Callers accessing the pdf copy of the presentation will need to manually scroll through the slides as management goes through the presentation.

I will now take a brief moment to read the Safe Harbor statement. During the course of this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements include, but are not limited to those statements regarding the proposed series of transactions, and timing of certain events associated therewith, with BNN Technologies PLC, or BNN, and an unnamed third party, the timing of the certification of our next generation LTE certification, our belief that the marketplace is materializing for our products, the timing of the launch of our back-office and commercial website, our belief that the signed memorandum of understanding with a leading advanced driver assistance systems service provider will produce recurring revenue from software licensing, joint lead generation and marketing efforts and our building of a foundation to address VARS and distribution channels by launching marketing efforts in Europe.

Such forward-looking statements and their implications involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. The forward-looking statements contained in this presentation are subject to other risks and uncertainties including those discussed in the risk factor section and elsewhere in the company’s annual report on Form 10-K for the year ended December 31, 2017 and in subsequent filings with the Securities and Exchange Commission.

Please note that the date of this conference call is August 15, 2018 and any forward-looking statements that management makes today are based on assumptions that are reasonable as of this date. Except as otherwise required by law, the company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction with BNN, if an agreement is consummated, MICT and BNN will prepare a proxy statement/prospectus for MICT’s stockholders and a registration statement on Form S-4 to be filed with the Securities and Exchange Commission, or the SEC.  MICT’s proxy statement/prospectus will be mailed to MICT’s stockholders that do not opt to receive the document electronically. MICT and BNN urge investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information.

Such persons can also read MICT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. MICT’s definitive proxy statement/prospectus, which will also be included in the registration statement if a definitive agreement is reached, will be mailed to stockholders of MICT as of a record date to be established for voting on the transactions described in this report. MICT’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: MICT, Inc., 28 West Grand Avenue, Suite 3, Montvale NJ 07645.  These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

MICT and its directors and executive officers, may be deemed to be participants in the solicitation of proxies for the special meeting of MICT’s stockholders to be held to approve the transactions if a definitive agreement is reached. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MICT’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about MICT’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on April 13, 2018. After such filing, you can obtain free copies of these documents from MICT using the contact information above.

Non-Solicitation

This call is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MICT or BNN, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information about the Tender Offer

THE TENDER OFFER REFERRED TO IN THIS SCRIPT HAS NOT YET COMMENCED. THIS CALL IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS WITH RESPECT TO THE SHARES OF MICT.  NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL.  THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS.  THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  IF THE TENDER OFFER IS COMMENCED, A TENDER OFFER STATEMENT ON SCHEDULE T-O WILL BE FILED WITH THE SEC. IN ADDITION, FOLLOWING DEFINITIVE DOCUMENTATION, MICT INTENDS TO FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER.  THE TENDER OFFER STATEMENT, INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, AND OTHER RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT OF MICT ON SCHEDULE 14D-9, WILL ALSO BE AVAILABLE TO MICT’S STOCKHOLDERS AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

During this call, in addition to the GAAP financial measures, management will discuss non-GAAP financial measures, as defined by SEC Regulation G, including non-GAAP net (loss) income. These non-GAAP measures exclude share-based compensation expenses and the amortization of intangible assets. These non-GAAP measures are not intended to be considered in isolation from, a substitute for or superior to our GAAP results, and we encourage you to consider all measures when analyzing MICT’s performance. A reconciliation of these non-GAAP measures to the most comparable GAAP measures is included in today’s press release regarding our quarterly results and can be also found in the Investor Relations section of our website: www.mict-inc.com/IR-Company. The slides containing the first quarter results reconciliation can also be found in the Investor Relations section of our website: www.mict-inc.com/IR-Company.

On the call this morning, we have David Lucatz, Chairman, President and Chief Executive Officer of MICT’s, Tali Dinar, Chief Financial Officer of MICT’s, and Dudy Marcus, Chief Executive Officer of Micronet Ltd. And again, as a reminder, management will be referring to a slide presentation that can be accessed via the Investor Relations section of the company’s site or the link in the press release.

We will start with an opening message from David, who will give an overview of business developments for the quarter ended June 30, 2018. Then, we will move to review the numbers with Tali and we will wrap up with Q&A. I will now turn the call over to David, who will begin the presentation on slide 3. Please go ahead, David.

David Lucatz:

Slide 3.	Thank you, good morning everyone.

The second quarter of 2018 brought significant material events including the sale of our aerospace business, Enertec Systems, and the announcement of a potential strategic transaction for MICT with BNN.

We are pleased to report that we completed the sale of Enertec Systems to Coolisys Technologies for a total effective transaction price of $8.7 million on May 22, 2018. This sale added $4.7 million in cash and removed $4.0 million in Enertec debt from our balance sheet

On July 2, 2018, we announced the execution of a Letter of Intent with respect to a potential strategic transaction with BNN Technology. As set forth in the press release and Current Report on Form 8-K and the letter of intent from July 2, 2018, we contemplate a series of transactions with BNN and an unnamed third party in the transaction technology platform business, including a tender offer, a spin-off of the shares of Micronet Ltd. owned by us, the acquisitions by us of the two parties and a financing.  We are continuing to negotiate as to the transaction and it is our policy not to comment on transactions that are being negotiated. So, unfortunately, I will not be able to respond to any questions concerning this matter.

MICT’s revenues continued to grow for the 3 and 6 months ended June 30, 2018 as compared to the year-ago periods. We reported net income of $3.4 million and $2.6 million for the 3 and 6 months ended June 30, 2018, respectively which includes the capital gain from the sale of Enertec.

Slide 4.	Now turning to slide 4, we are very pleased to report that the second quarter of 2018 was an excellent quarter for MICT, as marked by improvements in key indicators including substantial year-over-over increases in revenues and gross margins. Growth over the prior year period primarily came through shipments against our backlog.

Our second quarter 2018 revenues increased by 25% to $4.70 million, as compared to second quarter 2017 revenues of $3.76 million. Gross profit increased by 98% to $1.53 million in the second quarter of 2018 as compared to $773,000 in the second quarter of 2017. Gross margin increased to 32% in the second quarter of 2018 from 21% in the second quarter of 2017. Backlog for Micronet Ltd. was $2 million as of June 30, 2018.

Slides 5 & 6.	On slide 5 and 6 we present a market status and business development update for Micronet Ltd.

On slide 5 you will see our revenues grew by 65% in the first half of 2018, as compared to the first half of 2017. Our second quarter 2018 revenues were driven by the fulfillment of prior orders which resulted in the improvement in revenues and in gross margin. Current demand is a mix of general mobile resource management, or MRM, customers and some ELD mandate driven demand. Demand based on ELD has been less than we had previously expected. Gross margins continued to improve to 32% for the second quarter 2018, as compared to the 21% in the second quarter of 2017. Currently, our pipeline is at $2 million with orders from current and new customers.

Our new generation LTE certification is in its last mile and we expect general availability in the fourth quarter of 2018.

We see the marketplace materializing for our products. We have ongoing integrations with multiple MRM application services. Our back-office and commercial website is under construction and we expect its formal release towards year end.

Slide 6.	On slide 6 we present recent business developments. We have begun to monetize our Guardian System Design (GSD), a cloud-based Software-as-a-Service product. We signed our first agreement with a leading customer generating for GSD for $100,000 per year and we have additional agreements in the pipeline.

We also signed a Memorandum of Understanding with a leading Advanced Driver Assistance Systems, or ADAS, service provider. We believe this agreement will produce recurring revenue from software licensing, joint lead generation and marketing efforts including immediate offering to existing installed base, as well as long term collaboration to develop next generation hardware and software video-based Telematics solutions.

We are building the foundation to address value added resellers and distribution channels by launching marketing efforts in Europe with significant transportation service providers in the marketplace. We are active in ongoing integrations, recruitments, and partner meetings. We are exploring strategic partnership initiatives including exploring video integrations and apps integrations.

I will now turn the call to Tali for a financial review.

Slide 7.	Tali Dinar:

Thank you David and good morning everyone.

Slide 7 shows our revenues for the second quarter of 2018 as compared to the first quarter of 2018 and the second quarter of 2017. Revenues were $4.70 million in the second quarter of 2018, a 25% increase from $3.76 million in the second quarter of 2017. Revenues declined by 21% on a quarter-over-quarter basis.

Slide 8.	Slide 8 shows our revenues for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. Revenues were $10.68 million for the first six months of 2018, a 65% increase from $6.46 million in the first six months of 2017.

Slide 9.	Slide 9 gives a detailed breakdown of the numbers. Gross profit margins increased to 32% in the second quarter of 2018 as compared to 21% in the second quarter of 2017. The increase in gross margin was related to Micronet’s increasing sales volumes as compared to the prior year period. Research and development expenses for the second quarter of 2018 were $505,000, or 11% of sales, compared to $507,000 or 13% of sales, in the second quarter of 2017. Selling, general and administrative (SG&A) expenses were $1.7 million, or 36% of sales, as compared to $1.4 million, or 37% of sales, in the second quarter of 2017.

Net loss from continued operation for the second quarter of 2018 was $1,347,000, or a net loss of $0.14 per basic and diluted share, a 7% decrease compared to a net loss of $1,454,000, or a net loss of $0.12 per basic and diluted share, for the second quarter of 2017.

Slide 10.	On slides 10 and 11, we present our Non-GAAP numbers. On slide 10, our total Non-GAAP net loss attributable to MICT for the second quarter of 2018 was $1,149,000, an increase of 74% over a $662,000 Non-GAAP loss in the second quarter of 2017.

Slide 11.	On slide 11, Non-GAAP net loss attributable to MICT for the 6 months ended June 30, 2018 was $1,911,000, a 26% increase as compared to a Non-GAAP loss of $1,515,000 for the first half of 2017.

Slide 12	Turning to slide 12, on our balance sheet, we have $4.5 million in cash and cash equivalents, $7.2 million in working capital, and $8.3 million in stockholders' equity as of June 30, 2018. I will now turn the call back over to the operator for Q&A.

After QA session

David Lucatz:

Summary	We were pleased to see such a significant increase in revenues for Micronet during first half year, as well as improvements in gross margins.

Micronet is working on new products and continues efforts to increase its customer base through new channels and territories. We believe that our marketplace concept is being received positively by our customers and potential partners.

Completion of the Enertec sale has improved our cash position and enables us to move forward into a potential M&A transaction that may potentially create greater value for our shareholders. We believe that the BNN transaction, if completed, may create an increased valuation for our shareholders.

I would like to thank our dedicated employees and management.

Thanks and I look forward to speaking with you next quarter.

Additional Information and Where to Find It

In connection with the proposed transaction with BNN, if an agreement is consummated, MICT and BNN will prepare a proxy statement/prospectus for MICT’s stockholders and a registration statement on Form S-4 to be filed with the SEC.  MICT’s proxy statement/prospectus will be mailed to MICT’s stockholders that do not opt to receive the document electronically. MICT and BNN urge investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information.

Such persons can also read MICT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. MICT’s definitive proxy statement/prospectus, which will also be included in the registration statement if a definitive agreement is reached, will be mailed to stockholders of MICT as of a record date to be established for voting on the transactions described in this report. MICT’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: MICT, Inc., 28 West Grand Avenue, Suite 3, Montvale NJ 07645.  These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

MICT and its directors and executive officers, may be deemed to be participants in the solicitation of proxies for the special meeting of MICT’s stockholders to be held to approve the transactions if a definitive agreement is reached. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MICT’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about MICT’s executive officers and directors in its Annual Report on Form 10-K, which was filed with the SEC on April 13, 2018. After such filing, you can obtain free copies of these documents from MICT using the contact information above.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Micronet or BNN, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information about the Tender Offer

THE TENDER OFFER REFERRED TO HEREIN HAS NOT YET COMMENCED. THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS WITH RESPECT TO THE SHARES OF MICT. NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL.  THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS.  THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  IF THE TENDER OFFER IS COMMENCED, A TENDER OFFER STATEMENT ON SCHEDULE TO (THE “TENDER OFFER STATEMENT”) WILL BE FILED WITH THE SEC. IN ADDITION, FOLLOWING DEFINITIVE DOCUMENTATION, MICT INTENDS TO FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER. THE TENDER OFFER STATEMENT, INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, AND OTHER RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT OF MICT ON SCHEDULE 14D-9, WILL ALSO BE AVAILABLE TO MICT’S STOCKHOLDERS AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV

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